Exhibit 14.1

UNITED FIRE GROUP, INC.
CODE OF ETHICS AND BUSINESS CONDUCT

The primary goals of the United Fire Group® are to be:

•	Among the most consistently profitable insurance companies.

•	Among the most viable insurance operations.

•	A business organization that develops its people to their fullest potential.

•	A company for which we can all be proud to work.

•	A company that is always striving to do things better.
In pursuit of these goals, United Fire Group® (United Fire Group, Inc. and all of its subsidiaries and affiliates, hereafter “United”) and its officers, employees and directors are expected to comply with this Code of Ethics and Business Conduct (the “Code”). The Code applies to United's officers, directors and employees, who are expected to become familiar with the Code and to apply the Code in the daily performance of their jobs. The Code supplements United's existing employee policies, including those specified in employee handbooks, and various other policies and procedures that United has adopted, including the following:

Employee Handbook (and all attachments and subsequent amendments thereto)
Conflict of Interest Statement
Insider Trading Policy
Anti-Money Laundering Policy
Transactions Reporting Policy
Antifraud Plan
COMPLIANCE WITH LAWS, RULES AND REGULATIONS
United is subject to laws, rules and regulations, the violation of which could subject United to significant risk. Obeying the law, both in letter and in spirit, is the foundation on which United's ethical standards are built. Such laws include

Bribery and kickbacks	Employment discrimination or harassment
Insider trading	Occupational health and safety
Illegal political contributions	Misuse of corporate assets
Financial reporting	Environmental hazards
Document retention and destruction Antitrust prohibitions	Copyrights, trademarks and trade secrets information privacy

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Officers, directors and employees are expected to understand and comply with all laws, rules and regulations applicable to United. If any doubt exists about whether a course of action is lawful, officers, directors and employees should seek advice immediately from a supervisor or United's General Counsel.
ADHERENCE TO HIGH ETHICAL STANDARDS
United expects that its officers, directors and employees will adhere to the highest ethical standards of conduct in all business activities and will act in a manner that enhances United's standing as a vigorous and ethical competitor within the business community.
FULL AND FAIR DISCLOSURE IN REPORTS AND DOCUMENTS
As a public company, it is important that United's filings with the Securities and Exchange Commission (the "SEC") and other Federal and State regulatory agencies are full, fair, accurate, timely and understandable. United's policy is to comply with all applicable financial reporting and accounting regulations. United maintains the highest commitment and expects officers, directors and employees to record information accurately and truthfully and to be diligent in providing accurate information to the inquiries that are made related to United's public disclosure requirements. Officers, directors and employees are required to cooperate and comply with United's disclosure controls and procedures so that reports and documents filed with the SEC and other Federal and State regulatory agencies comply in all material respects with applicable laws, rules and regulations, and provide full, fair, accurate, timely and understandable disclosure.
Officers, directors and employees may be called upon to provide necessary information to assure that the Company's public reports and regulatory filings are full, fair, accurate, timely and understandable.
INTERNAL AUDITING CONTROLS
United has established internal auditing controls to manage its financial transactions. United has adopted these controls to satisfy internal needs and to ensure compliance with accounting principals generally accepted in the United States, the guidelines of the Financial Accounting Standards Board and the requirements of applicable laws and regulations.
Internal Control Guidelines
United has established systems, controls and records for authorizing, executing, and recording transactions involving assets, liabilities, income and expenses. United also limits access to assets and periodically reconciles recorded and existing assets. The following is a summary of some of United's significant internal policies and controls:

•	Compliance - No officer, director or employee shall engage in any activity that circumvents United's systems of internal controls.

•	Illegal Payments - No officer, director or employee shall in any way offer, make or cause to be offered or made any illegal payment, contribution or gift of any kind.

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Cash Disbursements - United's policy limits cash disbursements to most employees to nominal amounts drawn from established and properly recorded petty cash accounts and prohibits such disbursements to certain management employees. Check disbursements shall be drawn only to the ultimate payee. No checks will be made payable to cash or bearer.

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Reporting and Review Procedure - Officers, directors or employees who believe a transaction may be illegal must report the transaction to United's General Counsel. If the General Counsel or the reporting person believes a review of the transaction is necessary, either may request such a review by writing the Chairman of the Audit Committee, the full Audit Committee or the Board of Directors.

POLITICAL PARTICIPATION
United believes that participation in the political process is one of every individual's most basic rights. However, federal and state laws distinguish between individual and corporate participation. For example, U.S. federal law and the laws of many states prohibit corporate contributions to political candidates or officeholders.
United encourages its officers, directors and employees to participate in the political process as they so desire. They may make personal political contributions or communicate their personal beliefs to elected officials. It is important, however, to distinguish between personal and corporate political activities. United's senior management is responsible for developing and communicating United's position on relevant legislative and regulatory issues.
Unless specifically requested by United to do so, officers, directors and employees may not represent United before legislative, regulatory or other government bodies, and officers, directors and employees must be sure to clearly label any personal any other communication with legislative, regulatory or government bodies All questions and contacts from legislators or regulators regarding United's position on public issues should be referred to United's General Counsel.
It is United's policy to not use company funds or other assets to make political contributions to, or expenditures on behalf of, political candidates, officeholders or public officials. Prohibited expenditures include things as providing meals, beverages or entertainment to officeholders or public officials. This policy applies in all states, even those in which state law permits corporate political contributions or expenditures. U.S. federal law and United's policy also prohibit reimbursement for personal political contributions. United will not alter personal compensation to reflect or account for political contributions.
MEDIA RELATIONS
Representatives of the news media may ask officers, directors or employees for information concerning United's position on public issues. Officers, directors and employees should not respond to such requests unless specifically authorized to do so.
In addition, officers, directors and employees may not release information to the news media about United's activities or the activities of United's employees. United's corporate relations staff has established policies that govern response to news media requests and for obtaining management approval for public statements. If an activity merits or requires public disclosure, the disclosure will be made in compliance with those policies.
CONFLICT OF INTEREST
A conflict of interest exists when there is a conflict between an individual's obligation to United and that individual's personal self-interest. Officers, directors and employees should avoid any relationship that could impair or unduly influence their ability to discharge their duties properly. The appearance of a

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conflict can often be as damaging as an actual conflict. A good general rule is to avoid any action or association that would be embarrassing to you or United if it were disclosed to the public.
Generally speaking, officers, directors and employees should not provide service or assistance to a competitor or engage in activities that compete with any of United's lines of business. In addition, officers, directors and employees should not use company assets for personal gain. Work completed for United belongs to United. Officers, directors and employees may not exploit for personal gain any property belonging to United, including intellectual property belonging to United, such as copyrights, and business opportunities.
United expects any officer, director or employee who is aware of any material transaction or relationship that is a conflict of interest, or that reasonably could be expected to give rise to a conflict of interest, to immediately make a full report to United's General Counsel.
GIFTS AND ENTERTAINMENT
United desires to deal fairly and impartially with all of its business partners. Making or accepting gifts of property or entertainment can be construed as an attempt to unduly influence a relationship. Generally, officers, directors and employees should not provide or accept gifts of property or entertainment that have more than nominal value or that involve greater than usual or customary expense. Gifts of money are never permissible. To prevent embarrassment to everyone and to avoid what may be an unintentional violation of the law, officers, directors and employees should use their best judgment to tell when a gift is improper and should be refused. Business entertainment is an ambiguous area. It is usually permissible to pick up the check (or let someone else pay the tab) for a business lunch or dinner or for a trip to a local sporting event or local entertainment venue.
If in doubt about whether a gift or entertainment is appropriate, officers, directors or employees should ask a supervisor, the Human Resources Department or the General Counsel. Employees will be reimbursed for reasonable business-related travel and entertainment expenses, provided the expenses are properly authorized, reported and approved.
INSIDER INFORMATION AND SECURITIES TRADING
In the normal course of business, United's officers, directors and employees may have access to information not available to the public ("inside information") that would materially affect the value of United's stock, options or other securities. The Securities and Exchange Commission and NASDAQ® regulate the use and disclosure to the investing public of this inside information. Until information is publicly disclosed, it is considered inside information and must be kept confidential. Acting on this information for personal gain (for example, by buying or selling United stock) or disclosing it to anyone else before it has been released to the public violates U.S. federal law and United policy. United has adopted insider trading restrictions. United requires officers, directors and employees to review, become familiar with and abide by United's insider trading restrictions. Persons affected by this Code should refer questions about United's insider trading restrictions to a supervisor, the Human Resources Department or the General Counsel.
HUMAN RESOURCES
United's greatest strength lies in the talent and the ability of its employees. United expects its employees to hold themselves accountable to the highest professional standards, with mutual respect being the basis

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of all professional relationships. United has established policies to guide its activities in employee relations. It is United's policy:

•	to provide equal opportunity for all in recruiting, hiring, developing, promoting and compensating, without regard to race, religion, color, age, gender, disability, veteran status or national origin;

•	to maintain a professional, safe and discrimination-free work environment;

•	to recognize and compensate employees based on their performance; and

•	to provide a competitive array of benefits.
Sexual, racial, ethnic, religious and any other type of harassment has no place in United's work environment. Racial, ethnic and religious harassment includes such conduct as slurs, jokes, intimidation or any other verbal or physical attack upon a person because of race, religion or national origin. Sexual harassment includes unwelcome sexual advances or other verbal or physical conduct of a sexual nature.
Questions or complaints about potential harassment should be directed to a supervisor, the Human Resources Department or the General Counsel.
SUBSTANCE ABUSE
To protect the health and welfare of its employees, customers, shareholders and neighbors, United has adopted a statement (included in United's employee handbook) on the use of alcohol and drugs. United requires its officers, directors and employees to review, become familiar with and abide by United's statement on the use of alcohol and drugs. Questions about United's policy should be referred to a supervisor, the Human Resources Department or the General Counsel.
ENVIRONMENT, HEALTH AND SAFETY
United is committed to protecting and maintaining the quality of the environment and to promoting the health and safety of employees, customers and the communities where it operates. While engaged in activities for United, officers, directors and employees are expected to support United's commitment by:

•	operating in full compliance with both the letter and the spirit of environmental, health and safety laws and regulations and company policies;

•	encouraging care and regard for the environment and the workplace;

•	immediately reporting any environmental, health or safety problems to a supervisor or to management;

•	identifying opportunities to improve the environment for, and the health and safety of, employees;

•	being prepared to implement emergency preparedness plans if necessary; and

•	developing and implementing waste management programs including those involving resource conservation, waste reduction, recycling, recovery and treatment.

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Reports of any actual or potential environmental, health or safety problems, or any questions about employees' responsibilities or company policies in these areas should be immediately directed to a supervisor, the Human Resources Department or the General Counsel.
EMERGENCY PREPAREDNESS
Emergency preparedness is the responsibility of United's operating units, which have developed emergency preparedness plans for each operating location. These plans are designed to aid in emergency situations and minimize their impact. They also require that federal, state and local agencies and company management be promptly notified in appropriate instances.
Officers, directors and employees engaged for United are required to become familiar with applicable emergency preparedness plans and to assist in implementing the necessary emergency response. Questions about your responsibilities should be directed to a supervisor, the Human Resources Department or the General Counsel. Emergency situations should be immediately referred to a supervisor, the Human Resources Department or the General Counsel.
COMPLIANCE AND INTERPRETATION
All officers, directors and employees are expected to comply with this Code. When in doubt, each person affected by this Code must seek clarification from a supervisor, the Human Resources Department or the General Counsel. Violations of United's ethical standards are grounds for disciplinary action up to and including discharge and legal prosecution.
REPORTING NON-COMPLIANCE
Violations of the Code
As a general matter, any questions or concerns about compliance with this Code should be directed to a supervisor, manager or representative of the Human Resources Department. If an officer, director or employee is not comfortable talking to any of these persons for any reason, such person should call United's General Counsel toll-free at 1-877-256-1056 or make a report on United's website, www.unitedfiregroup.com. Calls made to the General Counsel or reports filed on United's website may be made anonymously. United will treat the information set forth in a report of any suspected violation of this Code or laws, rules or regulations in a confidential manner and will conduct a prompt and appropriate evaluation and investigation of any matter reported. Failure to report knowledge of a violation of the Code or other misconduct may result in disciplinary action against the person failing to report. United expects officers, directors and employees to cooperate in any investigations of reported violations.
Accounting/Auditing Complaints
The law requires that the Audit Committee of United's Board of Directors have in place procedures for the receipt, retention and treatment of complaints concerning accounting, internal accounting controls, or auditing matters. United must also have procedures for officers, employees and directors to anonymously submit their concerns regarding questionable accounting or auditing matters.
Complaints concerning accounting, internal accounting controls or auditing matters will be directed to the attention of the Audit Committee or the appropriate members of that committee. For direct access to the Audit Committee, please address concerns regarding accounting, internal accounting controls, or auditing matters directly to the Chairman of the Audit Committee at United's address. Such concerns may also be

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addressed by calling United's General Counsel toll-free at 1-877-256-1056 or by making a report on United's website, www.unitedfiregroup.com. Calls to the General Counsel or reports filed on United's website may be made anonymously.
Responsibility to Report Violations of the Code and Law
As part of its commitment to ethical and lawful conduct, United expects officers, directors and employees to report any violations or suspected violations of the Code or law. By law, United may not discharge, demote, suspend, threaten, harass, or in any other manner discriminate against an employee in the terms and conditions of employment because of any lawful act done by the employee to provide information or otherwise assist in an investigation regarding any conduct that the employee reasonably believes constitutes a violation of any rule or regulation of the SEC or any provision of Federal law relating to fraud against shareholders when the information or assistance is provided to or the investigation is conducted, by, among others, a person working for United with the authority to investigate, discover or terminate misconduct. To encourage employees to report violations of illegal or unethical conduct, United will not allow retaliation to be taken against an employee who has made a report under this Code in good faith.
WAIVERS AND MODIFICATIONS OF THE CODE OF ETHICS AND BUSINESS CONDUCT
In certain limited situations, United may waive application of this Code to officers, directors and employees. With respect to executive officers, senior financial officers and directors, any waiver of the Code requires the express approval of the Board of Directors and may require prompt disclosure as required by applicable law and regulations. Any change in the Code may be made only by United's Board of Directors.
Requests for waivers of the Code for employees and officers who are not executive officers may be submitted to the General Counsel. Any such request must be made in writing and set forth the grounds for a waiver. The General Counsel will consider the request, and the decision to grant a waiver request shall be at the sole and absolute discretion of the General Counsel.
A director or executive officer may request a waiver of the Code only if the director or executive officer can demonstrate that such a waiver:

•	is necessary to alleviate undue hardship in view of unforeseen circumstances or is otherwise appropriate under all the relevant facts and circumstances;

•	will not be inconsistent with the purposes and objectives of the Code;

•	will not adversely affect the interests of United or its customers or insureds; and

•	will not result in a transaction or conduct that would violate provisions of applicable laws or regulations.
A director or executive officer shall submit a request for a waiver of the Code to United's Board of Directors or a committee thereof for consideration. Any decision to grant a waiver of the Code to a director or executive officer shall be at the sole and absolute discretion of the board or appropriate committee thereof. The Corporate Secretary will advise the Chief Financial Officer and General Counsel in writing of the Board's decision regarding the waiver, including the grounds for granting or denying the waiver request. The Chief Financial Officer and General Counsel shall promptly advise the Director or

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Executive Officer in writing of the Board's decision. If such a waiver is granted, the Chief Financial Officer and General Counsel shall take such steps as are required by law to disclose the waiver.
CONFIDENTIALITY
Officers, directors and employees are responsible for maintaining the confidentiality of information entrusted to them by United or its customers, except when disclosure is authorized or legally mandated. The nature of United's business requires that its customers' confidence and trust be kept. Officers, directors and employees person must safeguard United's confidential information and not disclose it to a third party without the prior consent of senior management.

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